Exhibit 99-1
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   [LOGO OMITTED]         KOOR INDUSTRIES ANNOUNCES NOMINATION OF NEW CHIEF
Koor Industries Ltd.      EXECUTIVE OFFICER AND NEW CHAIRMAN OF THE BOARD


Tel Aviv, Israel - July 27, 2006 - Koor Industries Ltd. (NYSE: KOR) ("Koor", "Company") a leading Israeli holding company announced today that Mr. Raanan Cohen has been nominated Chief Executive Officer of the Company. Jonathan Kolber, Koor Industries' current Chief Executive Officer, has been nominated as director and Chairman of the Company.

Mr. Cohen has served as Vice President of Discount Investment Corporation (TASE:
DISI) ("DISI") since August 2001 and served as President and CEO of Scailex Corporation Ltd. between the years 2004 - 2006.

In addition, Mr. Lior Hannes was nominated director and Vice Chairman of the Board, and Messrs. Gideon Lahav and Rafi Bisker were nominated as directors. Following the nominations, Koor's board of directors will comprise of 9 directors. An additional two external directors (as defined under the Israeli Companies' Law) will be nominated at the upcoming general shareholders meeting.

Mr. Raanan Cohen, Koor's new Chief Executive Officer commented on the appointment "I am very pleased to be taking over the management of Koor and look forward to being able to lead the company under the new board and shareholders".

Mr. Jonathan Kolber, Koor's new Chairman, and former Chief Executive Officer added "Koor is now entering a new phase in its life cycle, as a member of the IDB Group. We look forward to continuing to invest resources in growing our two main international companies - Makhteshim Agan and ECI Telecom, and in identifying new and lucrative opportunities".

ABOUT KOOR INDUSTRIES
Koor Industries is a leading Israeli holding company, focusing on high-growth, internationally-oriented, Israeli companies. Koor actively invests in agrochemicals through Makhteshim Agan Industries (TASE: MAIN); in telecommunications through its holdings in ECI Telecom (NASDAQ: ECIL) and Telrad Networks; in defense electronics through Elbit Systems (NASDAQ: ESLT); and in promising start-ups through Koor Corporate Venture Capital. Koor's ADSs (American Depositary Shares) are traded on the New York Stock Exchange (NYSE:
KOR) and Koor's Ordinary shares are traded on the Tel Aviv Stock Exchange (TASE:
KOR).

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FOR FURTHER INFORMATION, PLEASE CONTACT:
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Ran Maidan - Senior Vice President and CFO, Koor Industries Ltd. - +9723 9008 310
Or Fiona Darmon - Vice President, Investor Relations, Koor Industries Ltd. - +9723 9008 417
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Forward looking statements in this release involve a number of risks and uncertainties including, but not limited to, international market conditions, domestic political factors, technological developments, ability to finance operations, and other factors which are detailed in the Company's SEC filings.